Exhibit 99.25

MAVERIX METALS ANNOUNCES RECORD FINANCIAL RESULTS FOR 2018

March 28, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce record operating and financial results for the fourth quarter and year ended December 31, 2018.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter and year ended December 31, 2018, available on SEDAR (www.sedar.com) or the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

Full Year 2018 Financial Highlights

•                  Record revenue of $34.1 million;

•                  Record operating cash flow of $24.5 million, excluding changes in non-cash working capital(1);

•                  Adjusted net income of $3.5 million(1);

•                  Record attributable gold equivalent ounces sold of 20,886 ounces(1);

•                  Average cash cost per attributable gold equivalent ounce of $162 resulting in cash operating margins of $1,468 per ounce(1); and

•                  At December 31, 2018, the Company had cash of $6.8 million, working capital of $11.3 million and an undrawn capacity of US$37.7 million on its revolving credit facility to fund future acquisition and growth opportunities.

Fourth Quarter 2018 Financial Highlights

•                  Revenue of $9.0 million;

•                  Operating cash flow of $7.0 million, excluding changes in non-cash working capital(1);

•                  Adjusted net income of $0.7 million(1);

•                  Attributable gold equivalent ounces sold of 5,650 ounces(1); and

•                  Average cash cost per attributable gold equivalent ounce of $164 resulting in cash operating margins of $1,429 per ounce(1).

Dan O’Flaherty, President and CEO of Maverix, commented, “Maverix had an exceptional 2018, achieving record revenue of over $34 million, an increase of 75% on 2017 and exceeding the high end of our 2018 guidance. Throughout the year, we continued to grow and strengthen our royalty and streaming portfolio, more than tripling its size and adding new cash-flowing assets. We look forward to continuing to build on this success with further growth and value creation in 2019.”

2019 Outlook(1)

The Company continues to expect the previously announced guidance of attributable gold equivalent production to be between 22,500 and 24,500 ounces for 2019. With a number of our paying assets continuing to ramp up operations throughout the year, we expect our attributable gold equivalent production to be weighted towards the second half of 2019.

Annual General Meeting of Shareholders

Maverix’s Annual General Meeting of Shareholders will begin at 2:00 pm PT (5:00 pm ET) on Tuesday, May 14, 2019, at the Metropolitan Vancouver Hotel, Cristal Room, 645 Howe Street, Vancouver, British Columbia. The Information Circular, Notice of Annual General Meeting of Shareholders, and Form of Proxy for the meeting will be mailed to shareholders of record as of April 4, 2019 and will also be available on SEDAR (www.sedar.com).

Market Maker Services

The Company has retained Mackie Research Capital Corporation (“Mackie”) to provide market making services to the Company in compliance with the policies and guidelines of the TSX Venture Exchange (“TSX Venture”) and other applicable legislation.

Mackie will trade shares of Maverix on the TSX Venture for the purposes of maintaining a reasonable market and improving the liquidity of Maverix’s common shares. The agreement between Mackie and Maverix is on a month-by-month basis and can be terminated by either party on written notice. Maverix has agreed to pay Mackie $5,000 per month, paid quarterly in advance. Maverix and Mackie act at arm’s length to each other. The agreement between Mackie and Maverix is principally for the purposes of maintaining market stability and liquidity for Maverix’s common shares and is not a formal market making agreement. There are no performance factors contained in the agreement and Mackie will not receive any shares or options from Maverix as compensation its services.

(1) Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including adjusted net income, average cash cost per attributable gold equivalent ounce, cash operating margin per attributable gold equivalent ounce and operating cash flow excluding non-cash working capital. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS figures, please see the following descriptions or the Company’s current Management Discussion and Analysis disclosure found on the Company’s website or on SEDAR. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the attributable gold equivalent ounces sold. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce sold. The Company’s royalty revenue and silver sales are converted to an attributable gold equivalent ounce basis by dividing the royalty revenue plus the silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. Operating cash flows excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. Note these figures have not been audited and are subject to change.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.